Drinker Biddle & Reath LLP
                                One Logan Square
                             18th and Cherry Streets
                      Philadelphia, Pennsylvania 19103-6996
                            Telephone: (215) 988-2700
                               Fax: (215) 988-2757
                              www.drinkerbiddle.com



July 30, 2009

VIA EDGAR TRANSMISSION
----------------------

Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C.  20549


                  Re:      Allegiant Funds ("Registrant")
                           Registration Nos. 33-488/811-4416
                           ---------------------------------

Ladies and Gentlemen:

         Please accept for filing Post-Effective Amendment No. 83 to Registrant's Registration Statement on Form N-1A under the Securities Act of 1933, as amended (the "1933 Act"), and Post-Effective Amendment No. 84 to Registrant's Registration Statement on Form N-1A under the Investment Company Act of 1940, as amended (the "Amendment"). The Amendment is being filed pursuant to paragraph (a) of Rule 485 under the 1933 Act in order to register a new class of shares, T shares, for the Registrant's tax exempt money market portfolios. The Amendment also reflects Registrant's definitive proxy statement filed February 25, 2009 and related shareholder meetings that resulted in Registrant's shareholders approving, among other items, (1) new investment advisory agreements with Allegiant Asset Management Company (the "Adviser"), in connection with the purchase of the Adviser's parent, National City
Corporation, by The PNC Financial Services Group, Inc., and (2) a manager of managers structure. Registrant intends to file another Post-Effective Amendment under paragraph (b) of Rule 485 concurrently with the effectiveness of the Amendment to, among other reasons, update certain financial information.

         As requested in the staff's generic comment letter dated February 25, 1994, we note for your information that shares of the Registrant are marketed in part through banks.

         Questions and comments concerning the Amendment may be directed to the undersigned at (215) 988-2867.

                                         Very truly yours,


                                         /s/ Michelle M. Lombardo
                                         ------------------------
                                         Michelle M. Lombardo
Enclosures